TROUTMAN SANDERS LLP ATTORNEYS AT LAW A LIMITED LIABILITY PARTNERSHIP BANK OF AMERICA PLAZA 600 PEACHTREE STREET, N.E. — SUITE 5200 ATLANTA, GEORGIA 30308-2216 www.troutmansanders.com TELEPHONE: 404-885-3000 FACSIMILE: 404-885-3900 Larry W. Shackelford _____ Direct Dial: (404) 885-3926 larry.shackelford@troutmansanders.com _____ Direct Fax: (404) 962-6548
April 28, 2009
VIA EDGAR
Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:
Easylink Services International Corporation
Form 10-K for the fiscal year ended July 31, 2008
Filed October 21, 2008
Form 10-Q for the quarterly period ended January 31, 2009
Filed March 17, 2009
File No. 000-24996

Dear Mr. Krikorian:
On behalf of Easylink Services International Corporation (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter, dated April 14, 2009 (the “Comment Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the above referenced Form 10-K (the “Form 10-K”) and Form 10-Q (the “Form 10-Q”).
The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Comment Letter.
On behalf of the Company, we respond to the specific comments of the Staff as follows:

Form 10-K for the fiscal year ended July 31, 2008
Item 1. Business
Pro Forma Financial Information, page 4
1.
Your response to our prior comment number 1 indicates that you will make changes to your disclosures in future filings. However, your response did not address how the disclosures to your 2008 Form 10-K comply with the requirements of Article 11 of Regulation S-X. Please tell us whether this pro forma information was prepared in accordance with Article 11 and tell us how you considered the presentation requirements contained in Article 11. In this regard, we note that you have not provided a reconciliation of actual to pro forma amounts, have not disclosed the nature of the adjustments made and you have not disclosed why this information is useful. Please also explain to us why you believe that a discussion of pro forma results in the MD&A would not add material value to the readers of your financial statements. In this regard, we note that this acquisition was material to your operations and therefore the results for the three years ended July 31, 2008 were not prepared on a consistent basis.

Response:
The underlying support for the pro forma disclosures was prepared in accordance with Article 11 of Regulation S-X. The financial statements of both entities were compiled and pro forma adjustments were made as if the acquisition had occurred at the beginning of the period to produce the pro forma financial statements. The pro forma schedules for 2008, 2007 and 2006 are as follows:

Pro forma income statement for the twelve months ended July 31, 2008

	Historical
	EasyLink Services	EasyLink Services	Pro forma	Pro forma
	International Corp	(8/1/07 - 8/19/07)	Adjustments (1)	Combined
Revenues	$92,161,497	$2,251,816	$—	$94,413,313

Expenses:
Cost of services	26,565,296	824,071	—	27,389,367
Product development	8,233,345	213,269	—	8,446,614
Selling and marketing	11,632,351	467,259	—	12,099,610
General and administrative	29,846,397	4,135,063	329,049	34,310,509

	76,277,389	5,639,662	329,049	82,246,100

Operating income (Loss)	15,884,108	(3,387,847)	(329,049)	12,167,212
Other income and (expense):
Interest income	755,314	6,707	—	762,021
Interest expense	(12,843,809)	(22,407)	—	(12,866,216)
Other income (expense)	66,018	2,992	—	69,010

Income (loss) from continuing operations before income taxes	3,861,631	(3,400,555)	(329,049)	132,027
Provision (benefit) for income taxes	(12,439,120)	34,884	—	(12,404,236)

Net income (loss) from continuing operations	$16,300,751	$(3,435,438)	$(329,049)	$12,536,264
Dividends on preferred stock	(200,229)	—	—	(200,229)
Extinguishment of dividends on preferred stock	—	—	—	—

Net income (loss) attributable to common stockholders	$16,100,522	$(3,435,438)	$(329,049)	$12,336,035

Basic income (loss) per common share	$0.66			$0.50
Diluted income (loss) per common share	$0.50			$0.26
Weighted average number of common shares outstanding - basic	24,537,719			24,537,719
Weighted average number of common shares outstanding — diluted	47,783,857			47,783,857

(1)	The pro forma adjustments consist of amortization expenses for the intangible assets that were acquired with the acquisition of EasyLink Services.

Pro forma income statement for the twelve months ended July 31, 2007

	Historical		Pro forma	Pro forma
	ICC	EasyLink	Adjustments (1)	Combined
Revenues	$21,870,279	$74,582,725	$—	$96,453,004

Expenses:
Cost of services	7,629,491	27,294,167	—	34,923,658
Product development	2,421,245	7,063,725	—	9,484,970
Selling and marketing	1,471,305	15,476,164	—	16,947,469
General and administrative	7,567,655	21,512,395	4,054,375	33,134,425

	19,089,696	71,346,451	4,054,375	94,490,522

Operating income (Loss)	2,780,583	3,236,273	(4,054,375)	1,962,481
Other income and (expense):
Interest income	323,511	222,136	—	5,445,647
Interest expense	(145,452)	(742,130)	—	(887,582)
Other income (expense)	(21,288)	99,101	—	77,813

Income (loss) from continuing operations before income taxes	2,937,354	2,815,380	(4,054,375)	1,698,359
Provision (benefit) for income taxes	201,136	1,155,388	—	1,356,524

Net income (loss) from continuing operations	$2,736,218	$1,659,992	$(4,054,375)	$341,835
Dividends on preferred stock	(283,836)	—	—	(283,836)
Extinguishment of dividends on preferred stock	200,000	—	—	200,000

Net income (loss) attributable to common stockholders	$2,652,382	$1,659,992	$(4,054,375)	$257,999

Basic income (loss) per common share	$0.12			$0.01
Diluted income (loss) per common share	$0.11			$0.01
Weighted average number of common shares outstanding - basic	22,860,683			22,860,683
Weighted average number of common shares outstanding - diluted	24,480,784			24,480,784

(1)	The pro forma adjustments consist of amortization expenses for the intangible assets that were acquired with the acquisition of EasyLink Services.

Pro forma income statement for the twelve months ended July 31, 2006

	Historical		Pro forma	Pro forma
	ICC	EasyLink	Adjustments (1)	Combined
Revenues	$19,771,095	$75,500,945	$—	$95,272,040

Expenses:
Cost of services	7,447,232	30,647,007	—	38,094,239
Product development	632,674	6,900,990	—	7,533,664
Selling and marketing	1,853,949	18,457,720	—	20,311,669
General and administrative	7,683,708	20,767,182	4,600,000	33,050,890

	17,617,563	76,772,899	4,600,000	98,990,462

Operating income (Loss)	2,153,532	(1,271,954)	(4,600,000)	(3,718,422)
Other income and (expense)
Interest income	200,328	202,976	—	403,304
Interest expense	(158,687)	(1,838,251)	—	(1,996,938)
Other income (expense)	841,421	2,049,785	—	2,891,206

Income (loss) from continuing operations before income taxes	3,036,594	(857,444)	(4,600,000)	(2,420,850)
Provision (benefit) for income taxes	60,638	(745,816)	—	(685,178)

Net income (loss) from continuing operations	$2,975,956	$(111,628)	$(4,600,000)	$(1,735,672)
Dividends on preferred stock	(400,000)	—	—	(400,000)
Extinguishment of dividends on preferred stock	—	—	—	—

Net income (loss) attributable to common stockholders	$2,575,956	$(111,628)	$(4,600,000)	$(2,135,672)

Basic income (loss) per common share	$0.12			$(0.10)
Diluted income (loss) per common share	$0.11			$(0.10)
Weighted average number of common shares outstanding - basic	20,643,139			20,643,139
Weighted average number of common shares outstanding — diluted	22,640,496			22,640,496

(1)	The pro forma adjustments consist of amortization expenses for the intangible assets that were acquired with the acquisition of EasyLink Services.

Pro forma balance sheet as of July 31, 2007

	Historical		Pro forma		Pro forma
	ICC	EasyLink	Adjustments		Combined
ASSETS
Current Assets:
Cash and equivalents	$5,444,176	$4,919,810			$10,363,986
Accounts receivable, net	3,479,134	9,933,658			13,412,792
Prepaid expenses and other current assets	602,516	2,132,066			2,734,582

Total current assets	9,525,826	16,985,533			26,511,359

Restricted cash	433,635	—			433,635
Property plant and equipment	943,836	8,052,820			8,996,656
Goodwill	6,293,054	9,476,413	28,669,076	(1)	44,438,543
Other intangibles	3,737,003	2,467,177	24,763,448	(2),(12)	30,967,628
Investments	13,223,184	20,000	(13,223,184)	(3)	20,000
Deferred acquisition costs	1,039,076	—	(1,039,076)	(4)	—
Other assets	222,172	174,716			396,888

Total assets	$35,417,786	$37,176,659	39,170,264		$111,764,709

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable	$615,100	$4,951,759			$5,566,859
Accrued expenses	1,152,774	10,140,607	37,932	(5)	11,331,313
Notes payable	10,000,000	—	(10,000,000)	(6)	—
Deferred revenue	227,496	533,187			760,683
Other current liabilities	573,577	660,852			1,234,429

Total current liabilities	12,568,947	16,286,406	(9,962,068)		18,893,285

Long term debt	—	—	70,105,416	(7)	70,105,416
Other liabilities	709,203	762,069			1,471,272

Total liabilities	13,278,150	17,048,475	60,143,348		90,469,973
Stockholder’s equity
Preferred stock	53	—			53
Common stock	232,630	12,498,774	(12,489,634)	(8)	241,770
Additional paid in capital	101,860,585	561,200,844	(558,000,509)	(9)	105,060,920
Other comprehensive loss	—	(813,493)	813,493	(10)	—
Retained deficit	(79,953,632)	(552,757,941)	548,703,566	(11),(12)	(84,008,007)

Total stockholder’s equity	22,139,636	20,128,184	(20,973,084)		21,294,736

Total liabilities and stockholder’s equity	$35,417,786	$37,176,659	39,170,264		$111,764,709

(1)	The pro forma adjustment consists of the removal of $9,476,413 in goodwill on EasyLink’s books prior to the acquisition and the addition of $19,192,663 of goodwill from the EasyLink acquisition.

(2)
The pro forma adjustment consists of the removal of $2,467,177 in other intangibles on EasyLink’s books prior to the acquisition and the addition of $26,350,646 of intangibles from the EasyLink acquisition.

(3)	The pro forma adjustment consists of the removal of the investment in EasyLink on ICC’s books at the time of acquisition.

(4)	The pro forma adjustment consists of the removal of the deferred acquisition costs for the EasyLink acquisition on ICC’s books at the time of acquisition.

(5)	The pro forma adjustment consists of the removal of some miscellaneous prepayments on EasyLink’s books that had no value at the acquisition date.

(6)	The pro forma adjustment consists of the replacement of the bridge financing for the EasyLink acquisition by the new notes.

(7)	The pro forma adjustment consists of the notes that are payable to York that were issued in conjunction with the EasyLink acquisition.

(8)	The pro forma adjustment consists of the removal of $12,498,774 in common stock on EasyLink’s books prior to the acquisition and the issuance of $9,140 of common stock for the EasyLink acquisition.

(9)
The pro forma adjustment consists of the removal of $561,200,844 in additional paid in capital on EasyLink’s books prior to the acquisition and the issuance of $3,200,335 of common stock for the EasyLink acquisition.

(10)	The pro forma adjustment consists of the removal of $813,493 in other comprehensive losses on EasyLink’s books prior to the acquisition.

(11)	The pro forma adjustment consists of the removal of $552,757,941 in retained deficit on EasyLink’s books prior to the acquisition.

(12)	The pro forma adjustment contains $4,054,375 of amortization for the intangible assets that were acquired with the acquisition of EasyLink Services.
Because the acquisition of EasyLink Services occurred near the beginning of our 2008 fiscal year, we believe that further presentation of the pro forma statements in the MD&A section of the 10-K would not add value to the reader because of the lack of comparability of the financial results from the prior year periods to the current year. The income/losses generated in the prior years by EasyLink are not indicative of our current year results or our anticipation of future results.
In future filings, the Company will omit this pro forma information or, if it is included, expand the disclosure to include all items, including footnotes, required by Article 11 of Regulation S-X. We note that since the filing of the Company’s Form 8-K/A dated August 20, 2007, the Company’s stream of filing under the Securities Exchange Act of 1934, as amended, have contained pro forma information, including all footnotes and other items required by Article 11 of Regulation S-X, regarding the acquisition for investors wishing to view the entire presentation.
Liquidity and Capital Resources, page 30
2.
We note your response to prior comment number 4 and it remains unclear to us why you did not disclose any known or reasonably likely cash requirements associated the prepayment obligations (i.e. Excess Cash Flows). In this regard, we note that you appear to have had Excess Cash Flow as of July 31, 2008 and we also note that you paid approximately $6.8 million in accordance with the Excess Cash Flow provisions in the quarter ended October 31, 2008. Please explain further why you did not believe that enhanced disclosures were required as of July 31, 2008.

Response:
On October 15, 2008 we made a written offer per the terms of our securities purchase agreement (“SPA”) with York Capital Management (“York”) to prepay the July 31, 2008 Excess Cash Flow (as defined in the SPA) of $8,545,500. At that time, we were verbally assured by a Managing Director and a Vice-President of York that we would receive the same treatment as previous written offers to prepay Excess Cash Flow, all of which were rejected as there was the expectation that the cash would be used to expand our business operations. We filed our 2008 10-K for July 31, 2008 on October 21, 2008. Based on the history of our offers and the comments from the York personnel we reasonably believed that the risk that there would be a cash requirement for the prepayment obligation was not material.

On October 29, 2008, the last day per the terms of the SPA that York had to accept the prepayment offer, we were asked to extend the time York had to make a decision until October 31, 2008, which we granted. We were then asked to extend the time past October 31, 2008 for York to reply to our prepayment offer. We refused to extend the offer again and York accepted our offer of prepayment, which was paid on October 31, 2008.
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2. Significant Accounting Policies and Procedures
Reclassifications, page F-10
3.
Your response to prior comment number 7 indicates that the reclassified costs primarily consist of customer setup and post-sales support services. Please explain, in greater detail, the nature of these costs and explain why you believe these costs have no direct relationship with your revenue generating activities. In this regard, these costs appear to be part of the service that you are providing directly to your customers. Please further explain why you do not believe that the reclassifications represent corrections of errors and tell us how you concluded that the adjustments are not material to cost of services or general and administrative expenses. We note that your response indicates that the reclassification was made to “properly reflect” these expenses and this statement appears to imply that they were previously not properly reflected. Also, explain to us why you believe that it is more appropriate to measure materiality based on combined results. In this regard, it is unclear to us why this would be appropriate considering that combined financial statements are not presented for fiscal 2007 and 2006.

Response:
The customer services costs that were reclassified during 2008 consist mainly of salary expenses. The specific breakout of the fiscal 2008 customer service expenses is as follows:

Compensation, benefits, and contract labor	$3,488,889

Rent and utilities	225,095

Depreciation	41,265

Travel and entertainment	22,113

Other	89,008

Total	$3,866,370

The customer setup activity mentioned above relates to our internal process for creating the customer account in our billing and accounting systems as well as connecting the customer account to the proper IP address or telephone number. These setup activities do not include any mapping or translation services that our customers may require for communicating with our networks and does not include any testing of customer data. The mapping and translation services are accounted for outside of our customer service group and reported in our cost of sales.
The post-sales support services mainly consist of a telephone and e-mail based customer support line which acts as the first point of contact for service issues as well as inquiries about new services or changes in current service and corrections or changes to customer contact information.
None of the above services or activities is invoiced as revenue to customers.
The use of the term “properly reflect” was meant to convey that the reclassification of the customer support expenses was made after the acquisition of EasyLink in order to reflect the nature of the newly combined support services. The customer support functions were merged into the newly acquired support group and restructured in order to focus on our customer’s non-technical needs and billing requests. Much of the pre-acquisition support staff was eliminated and the operations were centralized in our newly acquired Ohio support center, which had been expensed as general and administrative costs. Any remaining technical functions were transferred to our network operations and service center staff, which are charged to cost of sales. As a result of customer service structure subsequent to the acquisition, we believe the support expenses for the previous years should be reclassified to be consistent.
As previously discussed, the measure of materiality for our company changed significantly after our acquisition of ESC because of the increased size of our business operations. Also, as noted in SAB 99, the Supreme Court has held that a fact is material if there is “a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.” We believe that our investors or potential investors are entirely focused on the current financial results of the combined company and not on the past historical financial results of a business that was a fraction of the combined financial operations.
While we recognize that the combined financial statements are not presented for fiscal 2007 and 2006, these statements are presented in compliance with GAAP. In addition, the reclassification affects the presentation of two numbers in the statements of operations and does not change revenue, operating income, net earnings or EPS. In short, the total mix of information available for fiscal 2007 and 2006 is essentially the same as originally presented and in light of the acquisition of ESC is not material to a reasonable forward looking investor. However, because the total mix of information available in our financial results for fiscal 2008 does include the financial results of the combined companies, the 2008 Form 10-K warrants a materiality level based on those combined financial results as they are more reflective of future financial performance.
Revenue Recognition, page F-11
4.
We note your response to prior comment number 8. As previously requested, please tell us how you determine the units of accounting and allocate value to the deliverables in your multiple element arrangements. Please tell us how you apply EITF 00-21 to an arrangement that includes implementation, interconnection, data mapping and subscription services.

Response:
Paragraph 9 of EITF 00-21 states that the delivered item(s) in an arrangement with multiple deliverables should be considered a separate unit of accounting if all of the following criteria are met:
•	The delivered item(s) has value to the customer on a standalone basis;

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and

•	Delivery or performance of undelivered item(s) in arrangements that include a general right of return is considered probable and substantially in the control of the vendor.
Implementation services are a separate accounting unit because the services have a value to the customer on a standalone basis as evidenced by the existence of vendors who outsource this activity, there is a determinable fair value for the services due to the outside market for these services, and these services by their nature cannot be returned. These services are not unique for out networks, are offered individually to customers and do not have to be utilized with our other services.
Interconnection fees are a separate accounting unit because the services have a value to the customer on a standalone basis, there is a determinable fair value for the services and these services by their nature cannot be returned. These services are billed monthly.
Data mapping services are a separate accounting unit because the services have a value to the customer on a standalone basis as evidenced by the existence of vendors who outsource this activity, there is a determinable fair value for the services due to the outside market for these services, and these services by their nature cannot be returned. These services are not unique for our networks, are offered individually to customers and do not have to be utilized with our other services.
Subscription services are a separate accounting unit because the services have a value to the customer on a standalone basis as evidenced by the existence of vendors who outsource this activity, there is a determinable fair value for the services due to the outside market for these services, and these services by their nature cannot be returned. These services are not unique for our networks, are offered individually to customers and do not have to be utilized with our other services.

5.
Your response to prior comment number 9 indicates that revenues from implementation fess are immaterial. Please tell us the total amount of implementation fees recognized for each fiscal year presented in your financial statements. As part of your response, please explain how these implementation fees differ from the setup fees discussed in prior comment number 7.

Response:
The total implementation fees for the fiscal years 2008, 2007 and 2006 were $176,000, $144,000 and $127,000 respectively.
Prior comment number 7 refers to the reclassification of the customer support expenses to Selling, General & Administrative from cost of sales. The customer setup activity noted in the second paragraph of our response does not refer to implementation services that we provide and bill for in order for a customer’s computer system to communicate to our networks. Instead this customer setup activity merely relates to our internal process for creating the customer accounts in our billing and accounting systems.
Note 10. Income Taxes, page F-27
6.
Your response to prior comment number 11 indicates that the most significant positive evidence considered when releasing the valuation allowance was the generation of pre-tax income for four straight years. Please tell us how you considered your domestic pre-tax losses during fiscal 2008 in your analysis. In this regard, we note that a significant amount of your deferred tax assets that were reduced by the valuation allowance related to domestic operating loss carryforwards. Refer to paragraphs of 17 and 21 of SFAS 109. As part of your response, tell us whether you continue to believe the reversal of your valuation was appropriate in light the significant pre-tax losses incurred during the six months ending January 31, 2009.

Response:
As disclosed in financial footnote 10 of the fiscal 2008 10-K, the domestic operations generated a pretax GAAP loss of approximately $3.9 million. This loss included the accretion of the debt discount and other permanent differences that are not deductible for tax purposes, generating a large variance between our domestic GAAP loss verses domestic taxable income. The domestic operations generated taxable income of approximately $11 million during the 2008 fiscal year once the permanent and temporary were excluded from the GAAP loss.
Paragraph 17 of SFAS 109 states that deferred taxes should be determined separately for each tax-paying component in each tax jurisdiction. Specifically, paragraph 17e requires us to “Reduce deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized”. It is specifically because of the historical tax losses that a valuation allowance was originally created on the domestic NOL’s. Paragraph 21 of SFAS 109 states that “Future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryback, carryforward period available under the tax law.” Paragraph 21b indicates that one of the four possible sources of taxable income is “Future taxable income exclusive of reversing temporary differences and carryforwards”. Our analysis of the valuation allowance at the end of our 2008 fiscal year indicated that there was going to be future taxable income that would allow us to reduce a portion of the valuation allowance.

The domestic taxable income at the six months ended January 31, 2009 was approximately $748,000 and differs from the reported GAAP loss of approximately $9.3 million as the result of the reversal of permanent differences as discussed above. Based on our continuing to generate taxable income, the release of the valuation allowance at the end of 2008 and the remaining balance of our current valuation allowance remain appropriate.
Note 11. Indebtedness, page F-30
7.
We note your response to prior comment number 12. As previously requested, please provide us with an analysis of how you considered each of the criteria outlined in paragraphs 12 to 32 of EITF 0019 when determining the classification of the warrants. As part of your response, please tell us whether your common shareholders will also receive cash when a “Fundamental Transaction” occurs. Refer to paragraph 27 of EITF 00-19.

Response:
Per EITF 00-19 under “Additional Conditions Necessary for Equity Classification” beginning on paragraph 12: “Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company...except in those limited circumstances in which holders of the underlying shares would also receive cash...” Here, the warrant holders, upon exercise of the warrants, may receive the same consideration that the common shareholders received in any Fundamental Transaction in proportion to what the warrant holders would have been entitled to receive upon the occurrence of a Fundamental Transaction as if they had been, immediately prior to a Fundamental Transaction, the actual holders of the number of shares then issuable upon exercise in full of the warrants. In short, both the warrant holders and the common shareholders would receive cash upon a Fundamental Transaction if cash was the consideration received in Fundamental Transaction.
In addition, the warrant holders have the right not to receive the consideration underlying a Fundamental Transaction as if they were a shareholders at the time of the Fundamental Transaction but may chose to receive in cash within 90 days following the Fundamental Transaction the Black-Scholes value of the warrants as calculated on the date of request.
Per EITF 00-19 under “The contract permits the company to settle in unregistered shares.” beginning on paragraph 14: “if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract...” The warrants may be settled in unregistered shares.
Per EITF 00-19 under “The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.” beginning on paragraph 19: “If a company could be required to obtain shareholder approval to increase the company’s authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company...and asset or liability classification is required.” We had 274,766,580 shares of common stock authorized and unissued as of January 31, 2009. We had the potential obligation to issue up 54,120,704 shares under our convertible debt, stock options and warrants outstanding as of January 31, 2009. Thus, we have sufficient authorized and unissued shares available to settle the warrants after considering all other commitments that may require the issuance of stock.

Per EITF 00-19 under “The contract contains an explicit limit on the number of shares to be delivered in a share settlement.” beginning on paragraph 20: “If the number of shares that could be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore net-share settlement is not within control of the company.” The warrants have fixed face amounts totaling the right to receive 4,156,448 shares of common stock on exercise subject only to anti-dilutive provisions.
Per EITF 00-19 under “There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.” beginning on paragraph 25: “if a contract permits share settlement but requires net-cash settlement in the event that the company does not make timely filing with the SEC, that contract must be classified as asset or a liability.” The warrants do not contain a cash settlement feature for failing to make timely filings with the SEC.
Per EITF 00-19 under “There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).” beginning on paragraph 26: The warrants have no cash settled “top-off” or “make-whole” provisions.
Per EITF 00-19 under “The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.” beginning on paragraph 27: “if net-cash settlement requirement can only be triggered in circumstances in which holders of the shares underlying the contract also would receive cash, equity classification would not be precluded.” As noted in the second paragraph of this response, the warrant holders have the option to receive the Black-Scholes value of the warrants in cash when a Fundamental Transaction occurs. However, cash may not be the consideration that the holders of the shares underlying the warrants are entitled to receive in a Fundamental Transaction.
Form 10-Q for the quarterly period ended January 31, 2009
Condensed Consolidated Financial Statements
Notes to the Condensed Consolidate Financial Statements
Note 6. Fair Value Reporting, page 7
8.	Your disclosures on page 8 indicate that the carrying amount of the notes payable is $51,315,875; however, the carrying amount on your balance sheet appears to be $41,105,881. Please advise.

Response:
The difference in the carrying amounts of the notes payable between footnote 6 and the balance sheet is the result of the debt on the balance sheet being netted against the contra account for the debt discount created by the warrant and the beneficial conversion feature on the notes payable of $10,209,994 as of January 31, 2009. The gross value of the debt and the related discount are disclosed in footnote 3 of the notes to the quarterly condensed consolidated financial statements contained in the Form 10-Q for the second quarter of 2009.
*     *     *     *     *
In connection with the Company’s responses to the comments of the Staff, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope the foregoing information addresses the Staff’s comments regarding the Form 10-K and Form 10-Q. If you have any questions regarding this letter, please do not hesitate to contact me at 404-885-3926.
Sincerely,
TROUTMAN SANDERS LLP
/s/ Larry W. Shackelford
Larry W. Shackelford

cc:
Thomas J. Stallings, Chief Executive Officer, EasyLink Services International Corporation
Glen E. Shipley, Chief Financial Officer, EasyLink Services International Corporation
Ryan Houseal, Staff Attorney, U.S. Securities and Exchange Commission
David Orlic, Special Counsel, U.S. Securities and Exchange Commission
Morgan Youngwood, Staff Accountant, U.S. Securities and Exchange Commission
Chris Davis, Assistant Chief Accountant, U.S. Securities and Exchange Commission